UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AirMedia Group Inc.

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

009411109

(CUSIP Number)

Herman Man Guo

Wealthy Environment Limited

Dan Shao

Global Earning Pacific Limited

James Zhonghua Feng

Ample Business International Ltd.

Qing Xu

Mambo Fiesta Limited

c/o AirMedia Group Inc.

17/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027

The People’s Republic of China

Phone: +86 10 8460 8181

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Z. Julie Gao, Esq.

Haiping Li, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

c/o 42/F Edinburgh Tower, The Landmark

15 Queen’s Road Central

Hong Kong

Phone: +852 3740-4700

June 19, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* This statement on Schedule 13D (the “Schedule 13D”) constitutes an initial Schedule 13D filing on behalf of each of Herman Man Guo, Wealthy Environment Limited, Dan Shao, Global Earning Pacific Limited, James Zhonghua Feng, Ample Business International Ltd., Qing Xu and Mambo Fiesta Limited, with respect to the ordinary shares, par value $0.001 per share (“Ordinary Shares”), of AirMedia Group Inc., a Cayman Islands Company (the “Company”). The Ordinary Shares beneficially owned by Mr. Herman Man Guo and Wealthy Environment Limited were previously reported on Schedule 13G filed by Mr. Herman Man Guo and Wealthy Environment Limited on February 6, 2008, as amended by amendments thereto. The Ordinary Shares beneficially owned by Ms. Dan Shao and Global Earning Pacific Limited were previously reported on Schedule 13G filed by Ms. Dan Shao and Global Earning Pacific Limited on February 9, 2010, as amended by amendments thereto. The Ordinary Shares beneficially owned by Mr. Qing Xu and Mambo Fiesta Limited were previously reported on Schedule 13G filed by Mr. Qing Xu and Mambo Fiesta Limited on February 6, 2008.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	009411109

1	NAMES OF REPORTING PERSONS Herman Man Guo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,505,980 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,505,980 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,505,980 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.00%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.	009411109

1	NAMES OF REPORTING PERSONS Wealthy Environment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,505,980 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,505,980 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,505,980 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.60%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No.	009411109

1	NAMES OF REPORTING PERSONS Dan Shao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,584,214 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,584,214 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,584,214 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.16%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.	009411109

1	NAMES OF REPORTING PERSONS Global Earning Pacific Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,000,000 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,000,000 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.67%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No.	009411109

1	NAMES OF REPORTING PERSONS Qing Xu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,600,000 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,600,000 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,600,000 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.16%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.	009411109

1	NAMES OF REPORTING PERSONS Mambo Fiesta Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000,000 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,000,000 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.67%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No.	009411109

1	NAMES OF REPORTING PERSONS James Zhonghua Feng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,222,324 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,222,324 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,222,324 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.29%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.	009411109

1	NAMES OF REPORTING PERSONS Ample Business International Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,956,810 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,956,810 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,956,810 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.67%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No.	009411109

Item 1. Security and Issuer.

This Schedule 13D relates to the ordinary shares, par value $0.001 per share (the “Shares”) of AirMedia Group Inc., a company organized under the laws of the Cayman Islands (the “Company”), whose principal executive offices are located at 17/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027, the People’s Republic of China.

American depositary shares (the “ADSs,” and each, an “ADS”), each representing two Shares of the Company, are listed on the NASDAQ Global Select Market under the symbol “AMCN.”

Item 2. Identity and Background.

This statement is being filed jointly on behalf of Mr. Herman Man Guo (“Mr. Guo”), Wealthy Environment Limited (“Wealthy Environment”), Ms. Dan Shao (“Ms. Shao”), Global Earning Pacific Limited (“Global Earning”), Mr. Qing Xu (“Mr. Xu”), Mambo Fiesta Limited (“Mambo Fiesta”), Mr. James Zhonghua Feng (“Mr. Feng”) and Ample Business International Ltd. (“Ample Business” and together with Mr. Guo, Wealthy Environment, Ms. Shao, Global Earning, Mr. Xu, Mambo Fiesta and Mr. Feng, the “Reporting Persons,” and each, a “Reporting Person”). The agreement between the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit A.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons except as otherwise provided in Rule 13d-1(k).

Mr. Guo is a citizen of the People’s Republic of China. Mr. Guo is the chairman of the board of directors and chief executive officer of the Company. Mr. Guo’s business address is c/o AirMedia Group Inc., 17/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027, the People’s Republic of China.

Wealthy Environment is a British Virgin Islands company solely owned and controlled by Mr. Guo. Wealthy Environment solely engages in investment holdings. The principal executive offices of Wealthy Environment are located at 17/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027, the People’s Republic of China. The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Wealthy Environment are set forth on Schedule A-1 hereto and are incorporated herein by reference.

Ms. Shao is a citizen of the People’s Republic of China. Ms. Shao is the sole owner and director of Global Earning. Ms. Shao’s business address is c/o 17/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027, the People’s Republic of China.

Global Earning is a British Virgin Islands company solely owned and controlled by Mr. Guo. Global Earning solely engages in investment holdings. The principal executive offices of Global Earning are located at c/o 17/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027, the People’s Republic of China. The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Global Earning are set forth on Schedule B-1 hereto and are incorporated herein by reference.

CUSIP No.	009411109

Mr. Xu is a citizen of the People’s Republic of China. Mr. Xu is a member of the board of directors and the executive president of the Company. Mr. Xu’s business address is c/o AirMedia Group Inc., 17/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027, the People’s Republic of China.

Mambo Fiesta is a British Virgin Islands company solely owned and controlled by Mr. Xu. Mambo Fiesta solely engages in investment holdings. The principal executive offices of Mambo Fiesta are located at c/o Qing Xu, 17/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027, the People’s Republic of China. The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Mambo Fiesta are set forth on Schedule C-1 hereto and are incorporated herein by reference.

Mr. Feng is a citizen of the People’s Republic of China. Mr. Feng is a member of the board of directors and the president of the Company. Mr. Feng’s business address is c/o AirMedia Group Inc., 17/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027, the People’s Republic of China.

Ample Business is a British Virgin Islands company solely owned and controlled by Mr. Feng. Ample Business solely engages in investment holdings. The principal executive offices of Ample Business are located at c/o James Zhonghua Feng, 17/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027, the People’s Republic of China. The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Ample Business are set forth on Schedule D-1 hereto and are incorporated herein by reference.

During the last five years, none of the Reporting Persons or, to the best of their knowledge, any of the persons listed on Schedule A-1, Schedule B-1, Schedule C-1 or Schedule D-1 hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

This Schedule 13D is being filed because, under the facts and circumstances described in Items 2, 4 and 5, the Reporting Persons may be deemed to be a group within the meaning of Section 13(d)(3) of the Act. This filing is not being made as a result of any particular acquisitions or dispositions of Shares by the Reporting Persons.

This filing is not being made as a result of any particular acquisitions or dispositions of Shares by the Reporting Persons. The information set forth in or incorporated by reference in Item 4 of this statement is incorporated herein by reference in its entirety.

CUSIP No.	009411109

Item 4. Purpose of Transaction.

On June 19, 2015, Mr. Guo, on behalf of himself and the management of the Company, submitted a non-binding proposal (the “Proposal”) to the Company’s board of directors related to the proposed acquisition of outstanding Shares of the Company other than Shares owned by Mr. Guo, management of the Company or their respective affiliates for cash consideration equal to US$3.00 per Share, or US$6.00 per ADS of the Company.

On June 29, 2015, Mr. Guo, Mr. Xu and Mr. Feng (collectively, the “Consortium Members”) entered into a consortium agreement (the “Consortium Agreement”), under which the Consortium Members have agreed to, among other things, form a consortium to work exclusively with one another to undertake the transaction to acquire all the outstanding Shares of the Company other than Shares owned by the Consortium Members or their affiliates (the “Proposed Transaction”). In addition, the Consortium Members have agreed not to (1) make a competing proposal for the acquisition of control of the Company; or (2) acquire or dispose of any (i) ADSs, (ii) Shares of the Company or (iii) warrants, options or any other securities that are convertible into ADSs or Shares of the Company, other than pursuant to share incentive plans of the Company. Further, the Consortium Members have agreed to incorporate a holding company (“Holdco”) and cause Holdco to incorporate a wholly-owned subsidiary of Holdco to be merged with and into the Company upon consummation of the Proposed Transaction. Each Consortium Member has agreed to enter into a rollover agreement in customary form pursuant to which such Consortium Member will contribute Shares of the Company owned by him/it or his/its affiliates to Holdco. Further, the Consortium Members agreed to conduct due diligence with respect to the Company and its business as each Consortium Member deems necessary; engage in discussions with the Company regarding the Proposal; negotiate in good faith any amendments to the terms of the Proposal, if applicable; negotiate in good faith the terms of the documentation required to implement the Proposed Transaction, including but not limited to a merger agreement, debt financing documents, if any, and a shareholders’ agreement that would include customary terms for transaction of similar nature; and if the Proposed Transaction is consummated, be reimbursed by the surviving company for certain costs and expenses related to the Proposed Transaction.

The Proposed Transaction is subject to a number of conditions, including, among other things, the negotiation and execution of a definitive merger agreement and other related agreements mutually acceptable in form and substance to the Company and the Consortium Members. Neither the Company nor any Consortium Member is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

If the Proposed Transaction is completed, the ADSs would be delisted from the NASDAQ Global Select Market, and the Company’s obligation to file periodic reports under the Act would terminate. In addition, consummation of the Proposed Transaction could result in one or more of the actions specified in Item 4(a)-(j) of Schedule 13D, including the acquisition or disposition of securities of the Company, a merger or other extraordinary transaction involving the Company, a change to the board of directors of the Company (as the surviving company in the merger), and a change in the Company’s memorandum and articles of association to reflect that the Company would become a privately held company.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Company as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Company or disposing of securities of the Company; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; selling or transferring a material amount of assets of the Company or any of its subsidiaries; changing the present board of directors or management of the Company, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Company; materially changing the present capitalization or dividend policy of the Company; materially changing the Company’s business or corporate structure; changing the Company’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; and taking any action similar to any of those enumerated above.

CUSIP No.	009411109

The descriptions of the Proposal and the Consortium Agreement in this Item 4 are qualified in their entirety by reference to the complete text of the Proposal and the Consortium Agreement, which have been filed as Exhibit B and Exhibit C hereto, respectively, and which are incorporated herein by reference in their entirety.

Item 5. Interest in Securities of the Issuer.

The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this statement are hereby incorporated by reference in this Item 5.

By virtue of their actions in respect of the Proposed Transaction as described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act. As a member of a group, each of the Reporting Persons may be deemed to beneficially own the Shares beneficially owned by the members of the group as a whole. Except as otherwise disclosed herein, each Reporting Person expressly disclaims any beneficial ownership of the Shares beneficially owned by each other Reporting Person.

The 19,505,980 Shares beneficially owned by Mr. Guo comprise (i) 16,105,980 Shares beneficially owned by Wealthy Environment, a British Virgin Islands company solely owned and controlled by Mr. Guo, (ii) 700,000 ADSs, representing 1,400,000 Shares beneficially owned by Wealthy Environment, and (iii) 2,000,000 Shares that Mr. Guo has the right to acquire upon exercise of options within 60 days after June 19, 2015. Mr. Guo is married to Ms. Shao. Mr. Guo disclaims beneficial ownership of the ordinary shares held by Ms. Shao or Global Earning.

The 20,584,214 Shares beneficially owned by Ms. Shao comprise (i) 20,000,000 Shares beneficially owned by Global Earning, a British Virgin Islands company solely owned and controlled by Ms. Shao and (ii) 292,107 ADSs, representing 584,214 Shares beneficially owned by Ms. Shao. Ms. Shao is married to Mr. Guo. Ms. Shao disclaims beneficial ownership of the ordinary shares held by Mr. Guo or Wealthy Environment.

The 2,600,000 Shares beneficially owned by Mr. Xu comprise (i) 2,000,000 Shares directly held by Mambo Fiesta, a British Virgin Islands company solely owned and controlled by Mr. Xu, and (ii) 600,000 Shares that Mr. Xu has the right to acquire upon exercise of options within 60 days after June 19, 2015.

CUSIP No.	009411109

The 5,222,324 Shares beneficially owned by Mr. Feng comprise (i) 2,956,810 Shares directly held by Ample Business, a British Virgin Islands company solely owned and controlled by Mr. Feng, (ii) 270,000 ADSs, representing 540,000 Shares beneficially owned by Mr. Feng and (iii) 1,725,514 Shares that Mr. Feng has the right to acquire upon exercise of options within 60 days after June 19, 2015.

The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 119,942,413 Shares outstanding as of March 31, 2015 as disclosed in the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 24, 2015.

Except as disclosed in this statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A-1, Schedule B-1 hereto, beneficially owns any Shares or has the right to acquire any Shares.

Except as disclosed in this statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A-1, Schedule B-1, Schedule C-1 or Schedule D-1 hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares that they may be deemed to beneficially own.

Except as disclosed in this statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A-1, Schedule B-1, Schedule C-1 or Schedule D-1 hereto, has effected any transaction in the Shares during the past 60 days or since the most recent filing on Schedule 13D (§ 240.13d-191), whichever is less.

Except as disclosed in this statement, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The descriptions of the principal terms of the Proposal and the Consortium Agreement under Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

CUSIP No.	009411109

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement, dated June 29, 2015, by and between Mr. Herman Man Guo, Wealthy Environment Limited, Ms. Dan Shao, Global Earning Pacific Limited, Mr. Qing Xu, Mambo Fiesta Limited, Mr. James Zhonghua Feng and Ample Business International Ltd.

B	Proposal Letter dated June 19, 2015 from Mr. Herman Man Guo, on behalf of himself and the management of AirMedia Group Inc., to the board of directors of AirMedia Group Inc.

C	Consortium Agreement, dated June 29, 2015, by and between Mr. Herman Man Guo, Mr. James Zhonghua Feng and Mr. Qing Xu

CUSIP No.	009411109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2015

/s/ Herman Man Guo
Herman Man Guo

Wealthy Environment Limited
By:	/s/ Herman Man Guo

Name:	Herman Man Guo
Title:	Director

/s/ Dan Shao
Dan Shao

Global Earning Pacific Limited
By:	/s/ Dan Shao

Name:	Dan Shao
Title:	Director

/s/ James Zhonghua Feng
James Zhonghua Feng

Ample Business International Ltd.
By:	/s/ James Zhonghua Feng

Name:	James Zhonghua Feng
Title:	Director

/s/ Qing Xu
Qing Xu

Mambo Fiesta Limited
By:	/s/ Qing Xu

Name:	Qing Xu
Title:	Director

CUSIP No.	009411109

SCHEDULE A-1

Directors and Executive Officers of Wealthy Environment Limited

Name	Position with Wealthy Environment Limited	Present Principal Occupation	Business Address	Citizenship
Herman Man Guo	Director	Chairman and Chief Executive Officer of the Company	c/o AirMedia Group Inc., 17/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027, the People’s Republic of China	PRC

CUSIP No.	009411109

SCHEDULE B-1

Directors and Executive Officers of Global Earning Pacific Limited

Name	Position with Global Earning Pacific Limited	Present Principal Occupation	Business Address	Citizenship
Dan Shao	Director	Sole owner and director of Global Earning Pacific Limited	c/o AirMedia Group Inc., 17/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027, the People’s Republic of China	PRC

CUSIP No.	009411109

SCHEDULE C-1

Directors and Executive Officers of Mambo Fiesta Limited

Name	Position with Mambo Fiesta Limited	Present Principal Occupation	Business Address	Citizenship
Qing Xu	Director	Director and Executive President of the Company	c/o AirMedia Group Inc., 17/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027, the People’s Republic of China	PRC

CUSIP No.	009411109

SCHEDULE D-1

Directors and Executive Officers of Ample Business International Ltd.

Name	Position with Ample Business International Ltd.	Present Principal Occupation	Business Address	Citizenship
James Zhonghua Feng	Director	Director and President of the Company	c/o AirMedia Group Inc., 17/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027, the People’s Republic of China	PRC